SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2004
                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                               Ralf W.K. Czepluch
                               P. O. Box 338
                               McLean VA 22101

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
                                      None

          3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          Southern Company and Gulf Power Company, a subsidiary of Southern Company.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

              Lobbyist for Southern Company and Gulf Power Company. Responsibilities include coordination of information relating to legislative issues of interest to above companies listed in item three.

         5. (a) Compensation received during the past three years and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                Salary or other
                compensations
Name of    received     to be            Person or company from whom received
recipient               received         or to be received
           (a)          (b)

Czepluch,  $168,623.32  to be included             Gulf Power Company
Ralf W.K.               in Supplemental
                        Statement

           $60,000      to be included             Southern Company
                        in Supplemental
                        Statement

          (b) Basis for compensation if other than salary. Consulting Contract



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          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  $49,304.21

           (b) Itemized list of all other expenses:  N/A

Date: 01/29/02                                       Signature:
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